UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43468

TURBOGEN LTD.

(Translation of registrant’s name into English)

22 Efal Street, Kiryat Aryeh,

Petah Tikva, 4951122 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

On November 3, 2026, TurboGen Ltd. issued a press release titled “TurboGen Completes Assembly of First TR2000 20kW Combined Heat and Power System for Use in Defense and Civilian Markets,” which is attached hereto as Exhibit 99.1.

Exhibit No.
99.1	Press Release issued by TurboGen Ltd. titled “TurboGen Completes Assembly of First TR2000 20kW Combined Heat and Power System for Use in Defense and Civilian Markets.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBOGEN LTD.

Date: November 3, 2026	By:	/s/ Yaron Gilboa
		Name:	Yaron Gilboa
		Title:	Chief Executive Officer

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